                                                                      EXHIBIT 12

                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES
    COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                                STOCK DIVIDENDS


                                                  (DOLLARS IN THOUSANDS)
                             ----------------------------------------------------------------


                              THREE
                              MONTHS
                              ENDED                    YEAR ENDED DECEMBER 31
                             MARCH 31, ------------------------------------------------------
                               2002        2001        2000        1999      1998      1997
                             --------  ----------  ----------  ----------  --------  --------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

  Income from continuing
    operations before
    income taxes             $227,600  $  300,700  $  893,400  $  904,100 $  905,500 $733,800

  Deduct/add equity in
    undistributed
    (earnings)/loss of
    fifty-percent-or-
    less-owned companies       (1,880)     (1,590)     (9,640)    (18,720)   (24,070) (19,470)

  Add interest on
    indebtedness, net          51,740     233,440     193,000     121,520    115,700   94,780

  Add amortization of debt
    expense                     4,800      10,300       2,430       1,350      2,130    2,310

  Add estimated interest
    factor for rentals          6,020      23,050      18,760      16,080     11,430    9,270
                             --------  ----------  ----------  ---------- ---------- --------

  Earnings before income
    taxes and fixed charges  $288,280  $  565,900  $1,097,950  $1,024,330 $1,010,690 $820,690
                             ========  ==========  ==========  ========== ========== ========

FIXED CHARGES:

  Interest on indebtedness   $ 51,740  $  239,290  $  202,630  $  129,860 $  119,750 $ 97,910

  Amortization of debt
    expense                     4,800      10,300       2,430       1,350      2,130    2,310

  Estimated interest factor
    for rentals                 6,020      23,050      18,760      16,080     11,430    9,270
                             --------  ----------  ----------  ---------- ---------- --------

  Total fixed charges        $ 62,560  $  272,640  $  223,820  $  147,290 $  133,310 $109,490
                             ========  ==========  ==========  ========== ========== ========

PREFERRED STOCK DIVIDENDS(a)    3,410       6,820       ---         ---        ---      ---
                             --------  ----------  ----------  ---------- ---------- --------

  Combined fixed charges and
    preferred stock
    dividends                $ 65,970  $  279,460  $  223,820  $  147,290 $  133,310 $109,490
                             ========  ==========  ==========  ========== ========== ========

Ratio of earnings to fixed
  charges                         4.6         2.1         4.9         7.0        7.6      7.5
                                  ===         ===         ===         ===        ===      ===
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(b)(c)           4.4         2.0         4.9         7.0        7.6      7.5
                                  ===         ===         ===         ===        ===      ===

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.
(b) Excluding the third quarter 2001 pre-tax non-cash charge of $530 million and the fourth quarter 2000 pre-tax non-cash charge of $145 million, the Ratio of Earnings to Combined Fixed Charges and Preferred
    Stock Dividends would have been 3.9 and 5.6 for 2001 and 2000, respectively.
(c) Prior years have not been adjusted to exclude goodwill amortization expense.